Exhibit 12

     GTE HAWAIIAN TELEPHONE COMPANY INCORPORATED AND SUBSIDIARIES
     STATEMENT OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                         (Thousands of Dollars)


                                                  Six Months Ended
                                                   June 30, 1995


Net earnings available for fixed charges:
   Net income (a)                                 $   30,628
   Add - Income tax expense                           12,359
       - Fixed charges                                22,967

Adjusted earnings:                                $   65,954

Fixed charges:
   Interest expense                               $   20,530
   Portion of rent expense
      representing interest                            2,437

Adjusted fixed charges:                           $   22,967

CONSOLIDATED RATIO OF EARNINGS TO
      FIXED CHARGES:                                    2.87



(a)  Includes allowance for funds used during construction.